

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

Alan Snyder
Chief Executive Officer
aShareX Fine Art, LLC
10990 Wilshire Blvd., Suite 1150
Los Angeles, California 90024

> **Re: aShareX Fine Art, LLC**
> **Amendment No. 1 to Draft Offering Statement on Form 1-A**
> **Submitted March 17, 2023**
> **CIK No. 0001964674**

Dear Alan Snyder:

We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Draft Offering Statement on Form 1-A

The Offering, page 12

1. We note your response to comment 1 and reissue. We note your disclosure that the company anticipates that the auction for each series will be held within 60 days of the offering for the series being qualified. We also note that this appears to be a delayed offering not permitted by Rule 251(d)(3)(i) of Regulation A. Please revise to remove the auction pricing feature. In this regard, we note that you will not be ready and willing to sell the securities at all times within two days of qualification. Within two days of qualification, the company will not have a final price and thus will not be ready and willing to sell the securities.

       Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alison Pear